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                                                RELIASTAR

                                                NORTHERN LIFE
                                                INSURANCE COMPANY
                                                A ReliaStar Company

                                                P.O. Box 12530
                                                Seattle, Washington  98111-4530
                                                (206)292-1111




March 21, 2000



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

RE:   Separate Account One
      Northern Life Insurance Company

Ladies and Gentlemen:

We hereby respectfully request withdrawal of Post-Effective Amendment No. 10 (the "Amendment") to the Form N-4 registration statement, file No. 33-90474 (the "Registration Statement"), filed January 26, 2000.

The Amendment was filed to add disclosure pertaining to a new additional series of contracts to the disclosure regarding the variable annuity contracts that are currently registered by the Registration Statement. A new, different form of Prospectus would have offered the new series of contracts. However, the Company has elected to file an entirely new registration statement to register the contracts. This registration statement was filed with the Commission on March 21, 2000. As such, the Company requests withdrawal of the Amendment.

You can contact me with any questions at (612) 372-5512.

Sincerely yours,

/s/Stewart Gregg
Stewart D. Gregg
Counsel